Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed a registration statement on Form F-4 (including the prospectus contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectus in that registration statement on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the transactions referred to below. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or TNL’s investor relations website at www.telemar.com.br/ri . Alternatively, we will arrange to send you the prospectus contained in the registration statement on Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.
TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company
Notice to Shareholders
TNE ANNOUNCES CANCELLATION OF THE CALL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING
SCHEDULED TO BE HELD ON NOVEMBER 27, 2006
Rio de Janeiro, November 27, 2006 - Tele Norte Leste Participações S.A. (BOVESPA: TNLP3 / TNLP4; NYSE: TNE), announced on Friday, November 24, in Brazil, the following:
1. The Company brings to the attention of Tele Norte Leste Participações S.A. (“TNL”) shareholders that the State Court Justice, Ms. Valeria Maron, reporting judge of the appeal “Agravo de Instrumento” nr. 2006.002.24234 in the 1st Civil Court of the Rio de Janeiro State Justice, issued the following decision based on a request made by the Company:
“Approval of the adjournment of the third call of TNL extraordinary shareholders’ meeting scheduled for November 27, 2006 until CVM (Comissão de Valores Mobiliarios) issues a decision, which I hereby require as per item 3; official notice. Rio, 11.24.06.”
2. The Board of Directors of TNL, after considering the above-mentioned decision, has decided to cancel the call for the Extraordinary Shareholders’ Meeting that was scheduled to be held on November 27, 2006 at 10:00 a.m.

For more information, please contact: INVESTOR RELATIONS Email: Email: invest@telemar.com.br Roberto Terziani (55 21) 3131-1208 Carlos Lacerda (55 21) 3131-1314 Fax: (5521) 3131-1144	GLOBAL CONSULTING GROUP Lauren Puffer lpuffer@hfgcg.com Tel: 1-646-284-9404 Fax: 1-646-284-9494